EXHIBIT 99.1

For Immediate Release	Date: July 4,2024
24-19-TR

Teck Receives Regulatory Approval for Sale of Steelmaking Coal Business

Proceeds will go towards reducing debt, funding copper growth, and returning cash to shareholders

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced that the sale of its remaining 77% interest in the steelmaking coal business, Elk Valley Resources (“EVR”), to Glencore plc (“Glencore”) has now received all necessary regulatory approvals.

The transaction is now expected to close on July 11. Teck expects to receive total cash proceeds of US$6.9 billion (CAD $9.5 billion)1 from the sale of the 77% interest in EVR, excluding closing adjustments.

“We are pleased that we will achieve a complete separation of the metals and steelmaking coal businesses to position Teck for its next phase of growth and responsible value creation,” said Sheila Murray, Chair of the Board. “We are confident that our leadership team is executing the right strategy to maximize long-term value for shareholders and all stakeholders.”

“This transaction marks a new era for Teck as a company focused entirely on providing metals that are essential to global development and the energy transition,” said Jonathan Price, President and CEO. “Moving forward as a pure-play energy transition metals company, we will build on our core portfolio of strong, cash-generating assets through development of our near-term copper growth projects. Completion of this transaction will provide substantial funding for our projects, giving Teck a pathway to increase copper production by a further 30% as early as 2028.”

“This transaction will enable us to reduce debt and retain significant cash to fund our near-term metals growth and maintain a resilient balance sheet, while also providing a significant return of cash to our shareholders,” said Price.

Transaction Use of Proceeds

Subject to closing of the transaction and consistent with Teck’s Capital Allocation Framework, Teck intends to allocate proceeds from the sale of the steelmaking coal business as follows:

1.	Cash Return to Shareholders
•	Repurchase of up to US$2.0 billion (CAD$2.75 billion) of Class B subordinate voting shares.
•	Distribution of approximately US$182 million (CAD$250 million) through the declaration of an eligible dividend of CAD$0.50, to be declared by Teck’s Board of Directors on both the Class A common and Class B subordinate shares. The supplemental dividend is expected be paid on September 27, 2024, to shareholders of record at the close of business on September 13, 2024. This one-time supplemental dividend is in addition to the regular base quarterly dividend of $0.125 per share, for an expected total eligible dividend payable of $0.625 per share.

Note:

1.	All USD to CAD figures calculated at an exchange rate of 1.37.

•	Total announced cash return to shareholders from the 100% sale of EVR of US$2.6 billion (CAD$3.5 billion).
2.	Debt Reduction
•	Execute a debt reduction program of up to US$2.0 billion (CAD$2.75 billion), including the cash tender offer separately announced today to purchase US$1.25 billion aggregate principal amount of Teck’s outstanding public notes.

3.	Well-Funded, Value-Accretive Copper Growth
•	Remaining proceeds, net of taxes and transaction costs, will be retained to fund near-term copper growth. Teck will continue to advance its near-term copper projects, including the Highland Valley Copper Mine Life Extension, Zafranal Project, San Nicolas Project and QB debottlenecking, with the first sanction decisions expected in 2025. The current estimated capital cost attributable to Teck for these projects is US$3.3 –$3.6 billion (CAD $4.5–$4.9 billion).

4.	Taxes and Transaction Costs
•	Estimated US$750 million (CAD$1.0 billion) to pay taxes and transaction costs.

Value Creation: Executing on Copper Growth

The completion of the sale of EVR positions Teck as an industry-leading energy transition metals producer, poised to unlock the value of its unrivalled copper growth portfolio.

Teck operates a premium portfolio of long-life, high-quality producing assets in stable and well-understood jurisdictions in the Americas. With the ramp up of QB in 2024, Teck expects to double its copper production to approximately 600,000 tonnes/year.

In parallel, Teck is employing a rigorous investment framework in executing on its near-term copper pipeline, including QB debottlenecking, the Highland Valley Copper Mine Life Extension, Zafranal Project and San Nicolas Project. These are relatively low-complexity projects, with competitive capital intensities and located in well-established mining jurisdictions, with sanctioning as early as 2025. Longer-term, Teck will progress a suite of meaningful brownfield and greenfield development options, including the Galore Creek project in B.C. and the potential expansion of Trail Operations to include an electric vehicle battery recycling facility.

This diverse pipeline of projects provides an ongoing value creation opportunity for shareholders with significant long-term growth potential, enabled by a resilient balance sheet and disciplined capital allocation.

Share Repurchase Detail

The share repurchase is to be completed under the normal course issuer bid (“NCIB”), subject to market conditions and receipt of applicable regulatory approvals in connection with the renewal of the NCIB in November 2024. Any repurchases following November 21, 2024, depend on regulatory approval of a renewed NCIB. The company will determine the timing of any purchases and may repurchase fewer or a greater number of shares, subject to market conditions, the requirements of the issuer bid program, and applicable securities laws.

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Advisors

Barclays Capital Canada Inc., Ardea Partners LP, TD Securities Inc., and CIBC World Markets Inc. served as financial advisors to Teck. Stikeman Elliott LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP served as legal advisors, and Felesky Flynn LLP served as legal tax advisor.

BMO Capital Markets, Goldman Sachs & Co. LLC, and Origin Merchant Partners served as financial advisors to the Special Committee and Blake, Cassels & Graydon LLP and Sullivan & Cromwell LLP served as legal advisors to the Special Committee.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “continue”, “estimate”, “expect”, “may”, “will”, “potential”, and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements relating to the expected closing of the transaction, the timing of closing of the transaction; Teck’s business and assets and its strategy going forward, including with respect to future and ongoing project development; the expected use of proceeds, including the timing and format of any cash returns to shareholders; the anticipated benefits of the transaction; our ability to satisfy the conditions of closing; and other statements that are not historical facts.

Although we believe that the forward-looking statements in this news release are based on information and assumptions that are current, reasonable and complete, these statements are by their nature subject to a number of factors that could cause actual results to differ materially from management’s expectations and plans as set forth in such forward-looking statements, including, without limitation, the following factors, many of which are beyond our control and the effects of which can be difficult to predict: the possibility that the transaction does not close when expected or at all because of the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the transaction; the possibility that the anticipated benefits from the transaction are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, including credit, market, currency, operational, commodity, liquidity and funding risks generally and relating specifically to the transaction; laws and regulations and their enforcement; the possibility that the business of Teck may not perform as expected or in a manner consistent with historical performance; reputational risks and the reaction of Teck’s customers, suppliers and employees to the transaction; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; material adverse changes in economic and industry conditions; general competitive, economic, political and market conditions; and other risks inherent to our business and/or factors beyond Teck’s control which could have a material adverse effect on Teck or the ability to consummate the transaction or alter the currently expected use of proceeds from the transaction.

Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control. Further information concerning risks, assumptions and uncertainties associated with these forward- looking statements and our business can be found in our most recent Annual Information Form filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile. We assume no obligation to update forward-looking statements except as required under securities laws.

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About Teck
Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations & Strategic Analysis

604.699.4621

fraser.phillips@teck.com

Media Contact:

Dale Steeves

Director, Stakeholder Relations

236.987.7405

dale.steeves@teck.com

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